SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)*

ANHEUSER-BUSCH COMPANIES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

035229103 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1 (b)

☐ Rule 13d-1 (c)

☐ Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 035229103	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Warren E. Buffett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

NONE
6 SHARED VOTING POWER

36,417,400
7 SOLE DISPOSITIVE POWER

NONE
8 SHARED DISPOSITIVE POWER

36,417,400

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,417,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

Not Applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.7%
12	TYPE OF REPORTING PERSON*

IN, HC

CUSIP No. 035229103	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Berkshire Hathaway Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

NONE
6 SHARED VOTING POWER

36,417,400
7 SOLE DISPOSITIVE POWER

NONE
8 SHARED DISPOSITIVE POWER

36,417,400

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,417,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.7%
12	TYPE OF REPORTING PERSON*

HC, CO

CUSIP No. 035229103	13G	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

OBH, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

NONE
6 SHARED VOTING POWER

36,417,400
7 SOLE DISPOSITIVE POWER

NONE
8 SHARED DISPOSITIVE POWER

36,417,400

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,417,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.7%
12	TYPE OF REPORTING PERSON*

HC, CO

CUSIP No. 035229103	13G	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

National Indemnity Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nebraska

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

NONE
6 SHARED VOTING POWER

36,417,400
7 SOLE DISPOSITIVE POWER

NONE
8 SHARED DISPOSITIVE POWER

36,417,400

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,417,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.7%
12	TYPE OF REPORTING PERSON*

IC, CO

Page 6 of 8 Pages
SCHEDULE 13G

Item 1.	(a)	Name of Issuer

Anheuser-Busch Companies, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

One Busch Place, St. Louis, Missouri 63118

Item 2	(a).	Name of Person Filing:

Item 2	(b).	Address of Principal Business Office:

Item 2	(c).	Citizenship:

Warren E. Buffett

1440 Kiewit Plaza

Omaha, Nebraska 68131

United States Citizen

Berkshire Hathaway Inc.

1440 Kiewit Plaza

Omaha, Nebraska 68131

Delaware corporation

OBH, Inc.

1440 Kiewit Plaza

Omaha, Nebraska 68131

Delaware corporation

National Indemnity Company

3024 Harney Street

Omaha, Nebraska 68131

Nebraska corporation

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

035229103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Warren E. Buffett (an individual who may be deemed to control Berkshire Hathaway Inc.), Berkshire Hathaway Inc., and OBH, Inc. are each a Parent Holding Company or Control Person, in accordance with §240.13d-1(b)(1)(ii)(G).

National Indemnity Company is an Insurance Company as defined in section 3(a)(19) of the Act.

The Reporting Persons together are a Group in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

	(a)	Amount beneficially Owned:

See the Cover Pages for each of the Reporting Persons.

Page 7 of 8 Pages

(b) Percent of Class:

See the Cover Pages for each of the Reporting Persons.

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

(ii) shared power to vote or to direct the vote

(iii) sole power to dispose or to direct the disposition of

(iv) shared power to dispose or to direct the disposition of

See the Cover Pages for each of the Reporting Persons.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See Exhibit A.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

P age 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007	February 14, 2007
Date	Date

/s/ Warren E. Buffett	/s/ Warren E. Buffett
Signature	Signature

Warren E. Buffett	Warren E. Buffett, Chairman of the Board
Name	Name/Title Berkshire Hathaway Inc.

February 14, 2007	February 14, 2007
Date	Date

/s/ Warren E. Buffett	/s/ Marc D. Hamburg
Signature	Signature

Warren E. Buffett, Chairman of the Board	Marc D. Hamburg, Chairman of the Board
Name/Title OBH, INC.	Name/Title National Indemnity Company